Milbank, Tweed, Hadley & McCloy LLP

 28 Liberty Street

New York, NY 10005

November 24, 2015

VIA EDGAR

Susan Block, Attorney-Advisor

Officer of Transportation and Leisure

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Turning Point Brands, Inc. (f/k/a/ North Atlantic Holding Company)
Registration Statement on Form S-1

File No. 333-207816

Dear Ms. Block:

On behalf of Turning Point Brands, Inc. (the “Company”), a Delaware corporation, we file in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company and other exhibits thereto, marked to indicate changes to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2015.

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from you, dated November 19, 2015 (the “Comment Letter”), as well as certain other changes as indicated therein.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement. The Company’s written acknowledgement is attached hereto as Exhibit A.

The Company has asked us to convey the following as its responses to the Staff:

Summary Historical Condensed Consolidated Financial and Other Information, page 12
and
Selected Historical Condensed Consolidated Financial and Other Information, page 44

1.	We have reviewed your response to our prior comment 12 and note that you plan to pay a quarterly cash dividend to holders of your common stock, voting and non-voting, commencing with the first full fiscal quarter after completion of the IPO. Notwithstanding your response that you will not pay the dividend with IPO proceeds, SAB Topic 1.B.3 also contemplates that a planned dividend distribution that is expected to exceed earnings in the current year be given pro forma effect. Please expand your Summary and Selected Historical Condensed Consolidated Financial and Other Information at pages 12 and 44 to include additional supplemental pro forma earnings (loss) per share data for the most recent fiscal year end and subsequent interim period giving effect to the increase in the number of shares which, when multiplied by the IPO price, would be sufficient to replace the capital in excess of earnings being withdrawn.

Response to Comment 1

The Company has revised the preliminary prospectus to present additional supplemental pro forma earnings (loss) per share data for the most recent fiscal year and subsequent interim period giving effect to the increase in the number of shares which, when multiplied by the IPO price, would be sufficient to replace the capital in excess of earnings being withdrawn. The Company will include the appropriate data in the tables once a price range is determined. Please see pages 13 and 46 of the preliminary prospectus.

2.	A similar presentation of pro forma earnings (loss) per share data should be presented (for the latest fiscal year and most recent interim period presented), on the face of the historical income statement. A footnote to the financial statements should be provided to explain this pro forma presentation, including the number of shares used in the pro forma per share computation.

Response to Comment 2

The Company has advised us that it will revise its most recent interim and annual historical income statements in accordance with SAB Topic 1.B.3 in future filings of the preliminary prospectus with supplemental unaudited pro forma share data as required by SAB 1.B.3 once additional per share data is available. The Company’s proposed disclosure will appear on the face of the financial statements as follows:

Unaudited supplemental pro forma earnings per share data:
Basic	$	$
Diluted	$	$
Unaudited supplemental pro forma as adjusted weighted average shares outstanding:
Basic
Diluted

The Company’s proposed disclosure in the footnotes to the financial statements will appear as follows:

In accordance with SEC Staff Accounting Bulletin (SAB) Topic 1.B.3, we have provided supplemental unaudited proforma net income per share data for the year ended December 31, 2014 and the nine months ended September 30, 2015. The provisions of SAB Topic 1.B.3 are applicable to us as we expect to pay future dividends in excess of net income for both of these periods.  We have included all shares, for which proceeds accrue to us, issued under the offering in the number of shares used to calculate supplemental unaudited pro forma net income per share.

		Nine Months Ended September 30, 2015		Year Ended December 31, 2014
		(unaudited)		(unaudited)
Net income (loss)		$6,776		$(29,405)
Proforma adjustment for interest reduction
Proforma Loss on extinguishment of debt
Proforma Net income (loss)	$		$(		)
Weighted average common stock outstanding-
Basic
Estimated incremental shares from IPO related
To Dividends in excess of earnings
Pro Forma weighted average common stock
Outstanding-Basic
Dilutive stock options and warrants
Proforma weighted average common stock
Outstanding-Diluted
Proforma earnings (loss) per share:
Basic	$		$
Diluted	$		$

Risk Factors, page 15

Our certificate of incorporation limits the ownership of our common stock, page 33

3.	We note your disclosure that your certificate of incorporation will limit the ownership of your common stock by individuals and entities that are Restricted Investors. Please advise if there is a risk that these restrictions may not be enforceable and update the risk factor discussion, if applicable.

Response to Comment 3

In response to the Staff’s comment, the Company has revised the risk factor referred to in the Staff’s comment to indicate that it may not be able to enforce the provisions of its certificate of incorporation relating to Restricted Investors and that failure to enforce the provisions may lead to a breach of certain of its agreements with Bolloré. See page 35 of the preliminary prospectus.

Use of Proceeds, page 39

4.	In the last sentence of the second paragraph, please reconcile the $157.1 million in aggregate borrowings that will be outstanding under the First Lien Credit Agreement with disclosure on page 23 that the amount will be $162.1 million. In this regard, clarify that you made a $5.0 million prepayment in October 2015, as disclosed in footnote (3) to the table of Long-Term Debt on page 57.

Response to Comment 4

In response to the Staff’s comment, the preliminary prospectus has been revised to disclose the voluntary prepayment of $5.0 million under the First Lien Credit Agreement in October 2015 in the Use of Proceeds section, as well as in a footnote to the Capitalization table. See pages 40 and 42 of the preliminary prospectus.

Consolidated Statements of Cash Flows, page F-6

5.	We note your response to our prior comment 31 and your plan to classify payments representing deferred interest as operating cash outflows. We note from your disclosure on pages F-17 and F-19 in note 10 that you redeemed the Third Lien Notes on January 13, 2014 and that these notes had an accreted balance at December 31, 2013 that included approximately $6.5 million in deferred interest. Please tell us what consideration you have given to reclassifying the portion of this repayment representing deferred interest from cash flows from financing activities to cash flows from operating activities.

In response to the Staff’s comment, the Company has revised the preliminary prospectus and reclassified the portion of the repayment of its third lien notes that represents deferred interest from cash flows from financing activities to cash flows from operating activities. Please see pages 13,  46, 58, 59, F-6, F-8, F-23, F-41, F-43 and F-54.

Conclusion

We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding the Registration Statement. If I can be of any assistance during the Staff’s review of the enclosed Draft Registration Statement, please contact me, collect, by telephone at (212) 530-5301 or by facsimile at (212) 822-5301. I can also be reached by e-mail at bnadritch@milbank.com.

Very truly yours,

/s/ Brett Nadritch, Esq.

Turning Point Brands, Inc.

 5201 Interchange Way

Louisville, KY 40229

 Tel: (502) 778-4421

November 24, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Susan Block

Re:	Turning Point Brands, Inc. (CIK No. 0001290677) (the “Company”)
Registration Statement on Form S-1 (File No. 333-207816) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Turning Point Brands, Inc.

By:	/s/ Lawrence S. Wexler
	Name:	Lawrence S. Wexler
	Title:	Chief Executive Officer